UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                          Commission File Number      0-4625
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                     Old Republic International Corporation
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             (Exact name of registratn as specified in its charter)


       307 North Michigan Avenue, Chicago, Illinois 60601   312-346-8100
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                Series E Cumulative Convertible Preferred Stock
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           (Title of each class of securities covered by this Form)


                           Common Stock, $1 par value
                   8 3/4% Series H Cumulative Preferred Stock
        5 3/4% Convertible Subordinated Debentures Due August 15, 2002
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(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

     Rule 12g-4(a)(1)(i)   _X_                Rule 12h-3(b)(1)(i)    ___
     Rule 12g-4(a)(1)(ii)  ___                Rule 12h-3(b)(1)(ii)   ___
     Rule 12g-4(a)(2)(i)   ___                Rule 12h-3(b)(2)(i)    ___
     Rule 12g-4(a)(2)(ii)  ___                Rule 12h-3(b)(2)(ii)   ___
                                              Rule 15d-6             ___

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Old
 Republic International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    January 19, 1996   By:       \s\  Spencer LeRoy, III
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                               Spencer LeRoy, III, Senior Vice President,
                                     General Counsel and Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the regi-strant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.